April 29, 2019

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St., 3rd Floor
Midland, TX 79707

       Re: Ring Energy, Inc.
           Registration Statement on Form S-3
           Filed April 19, 2019
           File No. 333-230966

Dear Mr. Broaddrick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Mark L. Jones